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                                                 Filed by Veeco Instruments Inc.
                           Filed pursuant to Rules 165 and 425 promulgated under
                        the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.
                                 Subject Company:  Veeco Instruments Inc.
                                                   Commission File No.: 0-16244

                                            On July 12, 2002, Veeco made
                                            available the following employee
                                            questions and answers.


                                  EMPLOYEE Q&A
                                  ------------

WHO IS FEI?

FEI is a leading supplier of metrology equipment in similar markets to Veeco: semiconductor, data storage and scientific/research markets. As of June 30th, FEI's 2001 revenues were $376 million and it had approximately 1580 employees. FEI's key products include focused ion beam (FIB), transmission electron microscopes (TEM) and scanning electron microscopes (SEM), among others.

FEI is headquartered in Hillsboro, Oregon and has additional development and manufacturing operations located in Peabody, Massachusetts; Sunnyvale, California; Eindhoven, the Netherlands; and Brno, Czech Republic.


WHAT WILL THE COMPANY'S NAME BE?

The company will be called Veeco FEI Inc. and the company will keep the VECO ticker symbol.


WHY IS THIS MERGER A GOOD IDEA?

We believe this merger is strategically compelling. It offers many significant benefits, including:

      o Complementary technology portfolios which may be leveraged for future growth;
      o     Diversification of markets may help to offset industry cyclicality;
      o The merger can serve as a platform to support a stronger research and development effort;
      o Veeco FEI will be a leader in 3D metrology technologies, specifically in nanotechnology;
      o Greater international presence may strengthen our sales and support network;
      o Critical mass may enable us to become an even more substantial supplier to our key customers;
      o     Expanded management breadth and experience;
      o Potential for greater recognition for Veeco FEI as we join the ranks of the industry's leading companies.

We firmly believe that this merger represents a more rapid path to $1 billion in revenues, which we perceive as critical mass in the semiconductor capital equipment industry. We share a common history of financial success and believe that together we are better positioned for the general economic recovery. There are also significant operational synergies in combining these two organizations, which could improve our combined profitability and increase our return on capital.


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WHERE WILL CORPORATE HEADQUARTERS BE LOCATED?

Veeco FEI will be headquartered in our current Woodbury corporate office. Corporate headquarters will remain in Woodbury because Veeco is the surviving corporate and accounting entity and our CEO and CFO remain based in New York. The divisional and R&D centers of both companies will remain in their current locations.


WHAT STEPS HAVE TO TAKE PLACE FOR THE DEAL TO BE FINALIZED? WHEN WILL THE MERGER BE FINALIZED?

The merger has been approved by both companies' Boards of Directors, but is still subject to approval by both companies' shareholders and certain regulatory approvals.

We currently anticipate a closing of the merger in the fourth quarter of this year (approximately October).


HOW WILL THIS AFFECT MY JOB?

In the near-term, other than those directly working on the planned integration of Veeco and FEI, your job should not be affected. No changes will occur until after the merger closes in October.


WILL WE HAVE LAYOFFS?

Our intent is to build a world-class company with as few job displacements or layoffs as possible. As part of the integration we will evaluate ways to consolidate the organization and improve operational efficiencies. We will provide further details on the integration plan upon closing of the merger. Overall, we expect that this merger will offer excellent career growth opportunities to both Veeco and FEI employees.


HOW WILL THIS MERGER BENEFIT OUR CUSTOMERS?

We believe this merger will help us to deliver additional value to our combined customer base in terms of an expanded breadth of technologies, broader global resources, heightened R&D efforts and a stronger presence in each of our core markets. Many of our key customers have indicated they prefer to deal with larger, more significant suppliers with a broader product offering.


WHAT CAN I TELL CUSTOMERS? HOW WILL THIS MERGER BE COMMUNICATED TO THEM?

Customers will be receiving a letter from us outlining the transaction and will have access to all public information on the proposed merger. Please talk to your manager if you have any specific questions. It is business as usual with our customers until the merger closes.


WHAT KIND OF TRANSACTION DOES THIS MERGER REPRESENT?

This is a stock-for-stock transaction. Each FEI shareholder will receive 1.355 shares of Veeco FEI stock for each FEI share they own.


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WHAT HAPPENS TO OUR VEECO STOCK?

Nothing will change. Your shares will continue to represent your interest in Veeco, which will be renamed Veeco FEI. Your brokerage account will automatically be updated to reflect the new name. Stock certificates you hold showing the Veeco name will represent your interest in Veeco FEI (without any need to exchange certificates).

FEI shareholders will get Veeco FEI shares in exchange for their FEI stock according to the exchange ratio.


HOW WAS THE EXCHANGE PRICE OR RATIO DETERMINED FOR THE MERGER?

The exchange ratio represents what was determined through negotiations between Veeco and FEI's management and financial advisors to be a fair value for both companies.


WHAT WILL THE NEW ORGANIZATIONAL STRUCTURE LOOK LIKE?

Veeco and FEI management will retain their existing positions until the merger closes. At that time we will provide further details on the organizational structure. The organizational structure will be developed with a cross-functional team from both Veeco and FEI.

As outlined in the announcement, Vahe Sarkissian, FEI's Chairman and CEO will be Chairman of the Board and Chief Strategy Officer of Veeco FEI. Ed Braun will remain CEO and President of the combined company and Jack Rein will remain CFO. A 13-member Board of Directors will incorporate seven Veeco members, five FEI members and one member from Phillips, FEI's largest shareholder.


HOW MANY EMPLOYEES DOES EACH COMPANY HAVE?

As of June 30, Veeco had 1320 and FEI had 1580 employees, representing a combined workforce of 2,900.


WILL EMPLOYEES BE ABLE TO TRANSFER TO OTHER UNITS OF VEECO FEI?

Yes. Part of the strategic rationale for this merger is that employees will benefit from additional growth opportunities, so transfers will certainly be considered.


WILL ANY LOCATIONS CLOSE?

No closings are planned at this time. However, due to some overlap of offices for Veeco and FEI, we may be able to consolidate some locations after the merger closes. We will provide further details upon closing of the merger.


WHAT HAPPENS IF THE SHAREHOLDERS DON'T APPROVE THE MERGER?

While we don't anticipate that this will happen, it is a possibility. Certain Veeco and FEI shareholders have agreed in advance to vote in favor of the merger.


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However, if the shareholders do not approve the merger or we do not obtain requisite government approvals, one of two things could occur: the merger would be called off, or we could potentially change the terms of the transaction to make it more acceptable to the shareholders of both companies or such governmental authorities.


DOES THIS TRANSACTION IMPACT THE VESTING OF VEECO OPTIONS?

No, your Veeco options remain on the same vesting schedule. This transaction has no real effect on the Veeco shareholders.


WILL MY BENEFITS CHANGE?

There are no immediate plans to change benefits. As Veeco has done with many of our other acquisitions, after the merger is completed, we will compare both companies' benefit plans and consolidate as appropriate.


FEI FOCUSES PRIMARILY ON METROLOGY, HOW IS THIS MERGER GOING TO IMPACT OUR PROCESS EQUIPMENT OPERATIONS?

Veeco management believes that the company's overall profitability will improve as metrology sales increase as a percentage of our overall sales.

However, we also believe that our customers appreciate Veeco's ability to be a "one-stop shop" for process equipment and metrology solutions, and we have every intention of remaining committed to our process equipment businesses. This merger is expected to strengthen process equipment's ability to cross-sell products with the enhanced metrology offering we will have. We expect both process equipment and metrology to work together with FEI to develop new products in the future.


WHY HAVE WE CHOSEN TO DO THIS NOW?

Your management team believes this is an excellent time to position us as a stronger semiconductor capital equipment player as we emerge from the current downturn. We believe that there are excellent opportunities in our target markets of data storage, semiconductor, telecom/wireless and research, and that the merger with FEI will position us better to take advantage of these opportunities.


WILL VEECO FEI CONTINUE TO PURSUE OTHER ACQUISITIONS IN THE FUTURE?

It will take us some time to effectively integrate this merger. That being said, we are always looking for additional technologies to help broaden our product portfolio specifically in critical process and metrology steps, and we expect to continue to evaluate opportunities that arise.


WILL ANY PRODUCTS OR PRODUCT LINES BE DISCONTINUED AS A RESULT OF THE MERGER?

We have no current plans to stop any of Veeco or FEI's solution offerings in the market. Naturally, we will investigate ways to combine and evolve our product offerings to better serve our various target markets once the merger is completed.


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WHO CAN I REFER OTHER QUESTIONS TO?

You can, as always, refer any media or investor questions which may come to your facility to Deb Wasser at 516-677-0200 x1472 or dwasser@veeco.com. If you have questions concerning the merger, please contact Sue Aulenbacher at the same number extension 1329 or saulenbacher@veeco.com.



CAUTIONED REQUIRED BY CERTAIN SEC RULES

IN CONNECTION WITH THEIR PROPOSED MERGER, VEECO AND FEI WILL BE JOINTLY PREPARING A PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS AND WILL BE FILING SUCH JOINT PROXY STATEMENT/REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS RELATING TO THE SHARES TO BE ISSUED TO FEI STOCKHOLDERS WITH THE SEC AS SOON AS PRACTICABLE. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN COPIES OF THIS DOCUMENT, WHEN IT HAS BEEN FILED WITH THE SEC, AS WELL AS OTHER SEC FILINGS OF VEECO AND FEI, FREE OF CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AS WELL AS FROM THE APPLICABLE COMPANY BY DIRECTING A REQUEST TO INVESTOR RELATIONS FOR VEECO, AT (516) 677-0200, EXT. 1403 AND TO INVESTOR RELATIONS FOR FEI, AT (503) 640-7500 EXT. 7527.

VEECO AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE VEECO AND FEI STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN VEECO'S PROXY STATEMENT DATED APRIL 9, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND VEECO AS INDICATED ABOVE.

FEI AND ITS EXECUTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE FEI AND VEECO STOCKHOLDERS WITH RESPECT TO THE VEECO/FEI TRANSACTION. INFORMATION REGARDING SUCH INDIVIDUALS IS INCLUDED IN FEI'S PROXY STATEMENT DATED APRIL 17, 2002 RELATING TO ITS 2002 ANNUAL MEETING OF STOCKHOLDERS, AVAILABLE FREE OF CHARGE FROM THE SEC AND FEI AS INDICATED ABOVE.

VEECO AND FEI WILL EACH BE FILING WITH THE SEC, WITHIN A FEW DAYS, CURRENT REPORTS ON FORM 8-K CONTAINING THE FULL TEXT OF THEIR MERGER AGREEMENT. THESE FILINGS WILL BE AVAILABLE FREE OF CHARGE FROM THE SEC AND THE APPLICABLE COMPANY AS IDENTIFIED ABOVE.


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